UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 April 12, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC RATED BB-

TDC RATED BB- WITH STABLE OUTLOOK BY STANDARD & POOR'S

TDC's credit rating has been changed by Standard & Poor's on April 11, 2006. TDC's rating was lowered to "BB-" for its long term corporate credit with a Stable outlook from "BB" with negative outlook. TDC's new Senior Secured Facility (cf. TDC's Stock Exchange Release no. 17 of March 3, 2006) was assigned "BB-". TDC's senior unsecured long-term rating on the existing EMTN bonds was lowered to "B" from "BB" reflecting the downgrade of the corporate credit rating and the legal subordination of the debt versus the new Senior Secured Facility. TDC's short term credit rating is unchanged at "B".


The change in credit rating is the result of a review and evaluation undertaken by S&P and reflects primarily the new leveraged capital structure of TDC following the completion of the tender offer by NTC to TDC's shareholders in January 2006.




For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     April 12, 2006                             /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury